Huron Transaction Advisory LLC

**Annual Audit Report
For the Year Ended
December 31, 2025**

Huron Transaction Advisory LLC
Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2025_____ AND ENDING _____12/31/2025_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Huron Transaction Advisory LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___550 W Van Buren St, Suite 1700_____
                                              (No. and Street)

___Chicago_____ ___Illinois_____ ___60607_____
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___John Bodine_____ ___312-583-8700_____ ___jbodine@hcg.com_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
___Plante & Moran, PLLC_____
                              (Name – if individual, state last, first, and middle name)

___10 S. Riverside Plaza, 9th Floor___ ___Chicago_____ ___Illinois___ ___60606___
(Address)   (City)   (State)   (Zip Code)

___October 20, 2003_____ ___166_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____John Bodine_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huron Transaction Advisory LLC _____, as of ___December 31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *John Bodine*

_____

Title: Vice President

_____

_____
Notary Public

Official Seal
GRANT GREENE
Notary Public, State of Illinois
Commission No. 971645
My Commission Expires May 15, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com



Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huron Transaction Advisory LLC (the "Company") as of December 31, 2025; the related statements of income, changes in member's equity, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the accompanying supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Huron Transaction Advisory LLC's auditor since 2017.
Chicago, Illinois
February 26, 2026



Huron Transaction Advisory LLC
Statement of Financial Condition
As of December 31, 2025

		2025
ASSETS		
Current assets:		
Cash	$	1,672,659
Client receivables, net		569,559
Receivables from affiliates		4,997,284
Prepaid expenses and other current assets		24,497
Total current assets	$	7,263,999
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	586,799
Unearned revenue		417,972
Total current liabilities	$	1,004,771
Member's equity		
Additional paid-in capital		285,816
Retained earnings		5,973,412
Total member's equity		6,259,228
Total liabilities and member's equity	$	7,263,999

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory LLC
Statement of Income
For the Year Ended December 31, 2025

		2025
Revenues and reimbursable expenses:		
Revenues	$	9,999,249
Reimbursable expenses		65,077
Total revenues and reimbursable expenses		10,064,326
Direct costs and reimbursable expenses:		
Direct costs		25,398
Reimbursable expenses		65,077
Total direct costs and reimbursable expenses		90,475
Operating expenses:		
Consulting		77,110
Regulatory filing fees		56,932
Other expenses		6,514
Total operating expenses		140,556
Net income	$	9,833,295

The accompanying notes are an integral part of the financial statements.

	Additional Paid-In Capital		Retained Earnings		Total Member's Equity
Balance at December 31, 2024	$	285,816	$	7,040,117	$	7,325,933
Net income		-		9,833,295		9,833,295
Dividends paid		-		(10,900,000)		(10,900,000)
Balance at December 31, 2025	$	285,816	$	5,973,412	$	6,259,228

The accompanying notes are an integral part of the financial statements.

		2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,833,295
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in client receivables, net		577,420
Change in affiliate receivables / payable, net		(2,363,554)
Decrease in other assets		14,234
Increase in accounts payable and accrued expenses		567,590
Increase in unearned revenue		197,788
Net cash provided by operating activities		8,826,773
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(10,900,000)
Net cash used in financing activities		(10,900,000)
Net decrease in cash		(2,073,227)
Cash, beginning of year		3,745,886
Cash, end of year	$	1,672,659

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory LLC (the "Firm"), a wholly owned subsidiary of Huron Consulting Group Inc., is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not effect transactions in commodities, commodity futures, or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; or permit its personnel to exercise discretion over customer accounts.

Financial Statement Presentation

The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Client Receivables, Net

Client receivables, net is comprised of accounts receivable and unbilled services, net of allowances. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. The client receivables balance, net, as of December 31, 2025 and December 31, 2024 was $569,559 and $1,146,979, respectively. Of the $569,559 client receivables, net as of December 31, 2025, $435,933 related to accounts receivable, net and $133,626 related to unbilled services, net. Management believes that, based on industry practice and collection history, the client receivables balance at December 31, 2025 was not collectible in full, and accordingly, a total allowance for losses on client receivables of $208,055 was recorded against gross client receivables and unbilled services.

Unearned Revenue

Client prepayments and retainers are classified as unearned revenues and recognized in future periods as related performance obligations are satisfied in accordance with the applicable engagement agreement. Our unearned revenue balance as of December 31, 2025 and December 31, 2024 was $417,972 and $220,184, respectively. For the year ended December 31, 2025, $78,571 of revenues recognized were included in the deferred revenue balance as of December 31, 2024.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken

for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2025.

Revenue Recognition

Revenues represent fees charged to customers on transactions. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

The Firm generates revenues from providing professional services to clients. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Firm allocates the total transaction price to each performance obligation based on its relative standalone selling price, which is determined based on the overall pricing objectives, taking into consideration market conditions and other factors.

Revenue is recognized when control of the goods and services provided are transferred to customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Firm satisfies the performance obligations. The Firm typically recognizes revenue for professional services at the point in time the related performance obligations are satisfied.

The Firm generates revenues under three types of billing arrangements: performance-based, time-and-expense, and fixed-fee.

In performance-based billing arrangements, fees are tied to the attainment of contractually defined objectives. The Firm recognizes revenue under performance-based billing arrangements using the following steps: 1) estimate variable consideration using a probability-weighted assessment of the fees to be earned, 2) apply a constraint to the estimated variable consideration to limit the amount that could be reversed when the uncertainty is resolved (the "constraint"), and 3) recognize revenue of estimated variable consideration, net of the constraint, at the point in time the related performance obligations are satisfied.

Time-and-expense billing arrangements require the client to pay based on the number of hours worked by the revenue-generating professionals of the Firm at agreed upon rates. The Firm recognizes revenues under time-and-expense arrangements as the related services are provided, using the right to invoice practical expedient which allows the Firm to recognize revenue in the amount that the Firm has a right to invoice based on the number of hours worked and the agreed upon hourly rates.

In fixed-fee billing arrangements, the Firm agrees to a pre-established fee in exchange for a predetermined set of professional services. The Firm sets the fees based on estimates of the costs and timing for completing the engagements. The Firm generally recognizes revenues under fixed-fee billing arrangements using a proportionate performance approach, which is based on work completed to-date versus the estimates of the total services to be provided under the engagement. Estimates of total engagement revenues and cost of services are monitored regularly during the term of the engagement.

The following table illustrates the disaggregation of revenues by timing of revenue recognition for the year ended December 31, 2025.

Timing of Revenue Recognition	Year Ended December 31, 2025
Revenue recognized over time	$4,830,737
Revenue recognized at a point in time	5,233,589
Total	$10,064,326

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts.

NOTE 2 - Allowance for Doubtful Accounts

Client receivables are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating expected losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $208,055 as of December 31, 2025. In 2025, the Firm recognized $651 of bad debt expense.

NOTE 3 - Fair Value of Financial Instruments

The Firm's financial instruments are cash, client receivables, accounts payable, and unearned revenues for which recorded values approximate fair values based on their short-term nature.

NOTE 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $66,985 at December 31, 2025, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2025, the Firm had net capital of $667,888, which was $600,903 in excess of its required net capital of $66,985. The Firm's ratio of aggregated indebtedness to net capital was 1.50 to 1 at December 31, 2025.

NOTE 5 - Expense Agreement

The Firm has an expense agreement with two affiliates, Huron Consulting Services, LLC and Huron Consulting Group Inc. (collectively, the "Affiliates") whereby the Firm makes use of a portion of the Affiliates' office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliates have adequate resources to incur and pay for such overhead costs in their ordinary course of business, and per the expense agreement, the Firm is not required to repay such amounts to the Affiliates, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm are funded by the Affiliates; such costs are charged to expense along with a related payable to Affiliates. In certain situations, the Firm may provide services to customers in conjunction with services provided by the Affiliates. In such cases, the customers may choose to pay the Affiliates for fees charged by both the Firm and the Affiliates. In such cases, the Firm will record revenue for services provided to the customer in accordance with its revenue recognition policy and a related receivable from Affiliates for the cash collected by the Affiliates on behalf of the Firm. As of December 31, 2025, the Firm recorded a net receivable from Affiliates balance of $4,997,284.

NOTE 6 - Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2025, there was $1,672,659 held at one financial institution which exceeds the FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash.

NOTE 7 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and there are no contingencies regarding litigation or arbitration.

NOTE 8 - Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2025, were $0.

NOTE 9 - Major Customers

Revenues from institutional clients in excess of 10 percent of total Firm revenues are as follows:

Customer 1 - $3,551,000

Customer 2 - $2,662,442

Customer 3 - $1,411,612

Customer 4 - $1,100,000

NOTE 10 - Subsequent Events

The Firm's management has evaluated subsequent events through February 26, 2026, the date the financial statements were issued and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Notes to Financial Statements (continued)

NOTE 11 – Segment Reporting

The Firm is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, arranging financing opportunities for clients, and assisting clients in the sale of business units. The Firm has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income in the annual budgeting and quarterly forecasting process as well as on a monthly basis for evaluating the performance of the Firm and making decisions about allocating capital and other resources to the Firm. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Huron Transaction Advisory LLC
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

Computation of Net Capital		**2025**
Total members' equity qualified for net capital	$	6,259,228
Less non-allowable assets:		
Client receivables, net		569,559
Receivables from affiliates		4,997,284
Prepaid expenses and other current assets		24,497
Net capital	$	667,888
Net capital requirement		66,985
Excess net capital	$	600,903
Net capital less 10% of aggregated indebtedness	$	567,411
Computation of Aggregate Indebtedness		
Aggregate indebtedness		1,004,771
Ratio: Aggregate indebtedness to net capital		1.50

> **NOTE:** There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2025.

Huron Transaction Advisory LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Huron Transaction Advisory LLC (the "Company") has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Huron Transaction Advisory LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Huron Transaction Advisory LLC (the "Company") has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2025 to December 31, 2025 without exception.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Huron Transaction Advisory LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, arranging financing opportunities for clients, and assisting clients in the sale of business units. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2026

PRAXITY™
Empowering Business Globally

Huron Transaction Advisory LLC
550 W Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory LLC's Exemption Report
Required by Rule 17a-5 of the Securities and Exchange Commission

Huron Transaction Advisory LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, arranging financing opportunities for clients, and assisting clients in the sale of business units. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, _____John Bodine_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

John Bodine

F334B9DA366348B...
_____   _____February 26, 2026_____
John Bodine, Chief Compliance Officer   Date
Huron Transaction Advisory LLC